# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaCo Holding Inc., CIK 0001784254
CUSIP: 58450D104
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 48 WEST 25TH STREET, THIRD FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 09/05/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Joseph Virgilio, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 35,257,476; shared voting power 0; sole dispositive power 35,257,476; shared dispositive power 0; aggregate amount beneficially owned 35,257,476 (46.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: MediaCo Holding Inc.
Address of issuer's principal executive offices: 48 WEST 25TH STREET, THIRD FLOOR, NEW YORK, New York (NY), 10010
Comment:
Explanatory Note

This Amendment No. 1 to the Schedule 13D amends and supplements the statement on Schedule 13D for BlackRock Portfolio Management LLC ("BPM"), an indirectly wholly owned subsidiary of BlackRock, Inc. ("BlackRock"), originally filed with the Securities and Exchange Commission (the "SEC") on July 3, 2025 (as amended, the "Schedule 13D"). Capitalized terms used in this Schedule 13D and not otherwise defined have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class A Common Stock.

The aggregate percentages of shares of Class A Common Stock reported as beneficially owned by the Reporting Business Units were calculated based on 48,264,309 shares of Class A Common Stock issued and outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025, plus 28,205,938 shares of Class A Common Stock issued upon exercise of the Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Business Units engaged in the following transaction in the Issuer's Class A Common Stock in the 60-day period ended September 5, 2025: on September 5, 2025, Aggregator exercised the Warrant to purchase 28,206,152 Warrant Shares and paid the exercise price on a cashless basis, resulting in the Issuer withholding 214 of the Warrant Shares to pay the exercise price and issuing to Aggregator the remaining 28,205,938 Warrant Shares.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Common Stock that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On September 5, 2025, Aggregator exercised the Warrant to purchase 28,206,152 Warrant Shares and paid the exercise price on a cashless basis, resulting in the Issuer withholding 214 of the Warrant Shares to pay the exercise price and issuing to Aggregator the remaining 28,205,938 Warrant Shares. As a result, Aggregator is now the stockholder with respect to those Warrant Shares.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the shares of Class A Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Signatures
- BlackRock Portfolio Management LLC: /s/ Joseph Virgilio, Joseph Virgilio, Attorney-in-Fact (09/08/2025)